SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 20)

                           LSB INDUSTRIES, INC.
                             (Name of Issuer)

                       COMMON STOCK, PAR VALUE $.10
                      (Title of Class of Securities)

                               5021600-10-4
                              (CUSIP Number)

                              Jack E. Golsen
                           16 South Pennsylvania
                      Oklahoma City, Oklahoma  73107
                             (405) 235-4546
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                             September 1, 1994
          (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of his Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent (5%) of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent (5%) of such class. See Rule 13d-7.)

Note: Six (6) copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)   Names of Reporting Persons,                    Jack E. Golsen
      S.S. or I.R.S. Identification                  ###-##-####
      Nos. of Above Persons


(2)   Check the Appropriate Box if                   (a) [ ]
      a Member of a Group (See                       (b) [X]
      Instructions)


(3)    SEC Use Only


(4)   Source of Funds (See Instruc-                  Not applicable
      tions)


(5)   Check if Disclosure of Legal
      Proceedings is Required Pur-
      suant to Items 2(d) or 2(e)

(6)   Citizenship or Place of Organi-                 USA
      zation

                        (7)   Sole Voting Power         401,361

Number of Shares        (8)   Shared Voting Power     2,777,116
Beneficially
Owned by Each           (9)   Sole Dispositive          401,361
Reporting Person              Power
With:
                        (10)  Shared Dispositive      2,777,116
                              Power

(11)  Aggregate Amount Beneficially                   3,178,477
      Owned by Each Reporting Person

(12)  Check if the Aggregate Amount                         [X]
      in Row (11) Excludes Certain
      Shares (See Instructions)

(13)  Percent of Class Represented                         22.5%
      by Amount in Row (11)

(14)  Type of Reporting Person (See                          IN
      Instructions)
(1)   Names of Reporting Persons,                  Sylvia H. Golsen
      S.S. or I.R.S. Identification                ###-##-####
      Nos. of Above Persons


(2)   Check the Appropriate Box if                   (a) [ ]
      a Member of a Group (See                       (b) [X]
      Instructions)


(3)    SEC Use Only


(4)   Source of Funds (See Instruc-                  Not applicable
      tions)


(5)   Check if Disclosure of Legal
      Proceedings is Required Pur-
      suant to Items 2(d) or 2(e)

(6)   Citizenship or Place of Organi-                 USA
      zation

                        (7)   Sole Voting Power               -

Number of Shares        (8)   Shared Voting Power     2,777,116
Beneficially
Owned by Each           (9)   Sole Dispositive                -
Reporting Person              Power
With:
                        (10)  Shared Dispositive      2,777,116
                              Power

(11)  Aggregate Amount Beneficially                   2,777,116
      Owned by Each Reporting Person

(12)  Check if the Aggregate Amount                         [X]
      in Row (11) Excludes Certain
      Shares (See Instructions)

(13)  Percent of Class Represented                         20.1%
      by Amount in Row (11)

(14)  Type of Reporting Person (See                          IN
      Instructions)
(1)   Names of Reporting Persons,                  Golsen Petroleum
      S.S. or I.R.S. Identification                Corporation
      Nos. of Above Persons                        73-079-8005


(2)   Check the Appropriate Box if                   (a) [ ]
      a Member of a Group (See                       (b) [X]
      Instructions)


(3)    SEC Use Only


(4)   Source of Funds (See Instruc-                  Not applicable
      tions)


(5)   Check if Disclosure of Legal
      Proceedings is Required Pur-
      suant to Items 2(d) or 2(e)

(6)   Citizenship or Place of Organi-                 USA
      zation

                        (7)   Sole Voting Power               -

Number of Shares        (8)   Shared Voting Power     1,575,132
Beneficially
Owned by Each           (9)   Sole Dispositive                -
Reporting Person              Power
With:
                        (10)  Shared Dispositive      1,575,132
                              Power

(11)  Aggregate Amount Beneficially                   1,575,132
      Owned by Each Reporting Person

(12)  Check if the Aggregate Amount
      in Row (11) Excludes Certain
      Shares (See Instructions)

(13)  Percent of Class Represented                         11.4%
      by Amount in Row (11)

(14)  Type of Reporting Person (See                          CO
      Instructions)
(1)   Names of Reporting Persons,                  Barry H. Golsen
      S.S. or I.R.S. Identification                ###-##-####
      Nos. of Above Persons


(2)   Check the Appropriate Box if                   (a) [ ]
      a Member of a Group (See                       (b) [X]
      Instructions)


(3)    SEC Use Only


(4)   Source of Funds (See Instruc-                  Not applicable
      tions)


(5)   Check if Disclosure of Legal
      Proceedings is Required Pur-
      suant to Items 2(d) or 2(e)

(6)   Citizenship or Place of Organi-                 USA
      zation

                        (7)   Sole Voting Power         237,526

Number of Shares        (8)   Shared Voting Power     1,720,592
Beneficially
Owned by Each           (9)   Sole Dispositive          237,526
Reporting Person              Power
With:
                        (10)  Shared Dispositive      1,720,592
                              Power

(11)  Aggregate Amount Beneficially                   1,958,118
      Owned by Each Reporting Person

(12)  Check if the Aggregate Amount                         [X]
      in Row (11) Excludes Certain
      Shares (See Instructions)

(13)  Percent of Class Represented                         14.1%
      by Amount in Row (11)

(14)  Type of Reporting Person (See                          IN
      Instructions)
(1)   Names of Reporting Persons,                  Steven J. Golsen
      S.S. or I.R.S. Identification                ###-##-####
      Nos. of Above Persons


(2)   Check the Appropriate Box if                   (a) [ ]
      a Member of a Group (See                       (b) [X]
      Instructions)


(3)    SEC Use Only


(4)   Source of Funds (See Instruc-                  Not applicable
      tions)


(5)   Check if Disclosure of Legal
      Proceedings is Required Pur-
      suant to Items 2(d) or 2(e)

(6)   Citizenship or Place of Organi-                 USA
      zation

                        (7)   Sole Voting Power         197,897

Number of Shares        (8)   Shared Voting Power     1,625,040
Beneficially
Owned by Each           (9)   Sole Dispositive          197,897
Reporting Person              Power
With:
                        (10)  Shared Dispositive      1,625,040
                              Power

(11)  Aggregate Amount Beneficially                   1,822,937
      Owned by Each Reporting Person

(12)  Check if the Aggregate Amount
      in Row (11) Excludes Certain
      Shares (See Instructions)

(13)  Percent of Class Represented                         13.2%
      by Amount in Row (11)

(14)  Type of Reporting Person (See                          IN
      Instructions)
(1)   Names of Reporting Persons,            Linda Golsen Rappaport
      S.S. or I.R.S. Identification          ###-##-####
      Nos. of Above Persons


(2)   Check the Appropriate Box if                   (a) [ ]
      a Member of a Group (See                       (b) [X]
      Instructions)


(3)    SEC Use Only


(4)   Source of Funds (See Instruc-                  Not applicable
      tions)


(5)   Check if Disclosure of Legal
      Proceedings is Required Pur-
      suant to Items 2(d) or 2(e)

(6)   Citizenship or Place of Organi-                 USA
      zation

                        (7)   Sole Voting Power          82,552

Number of Shares        (8)   Shared Voting Power     1,720,592
Beneficially
Owned by Each           (9)   Sole Dispositive           82,552
Reporting Person              Power
With:
                        (10)  Shared Dispositive      1,720,592
                              Power

(11)  Aggregate Amount Beneficially                   1,803,144
      Owned by Each Reporting Person

(12)  Check if the Aggregate Amount                         [X]
      in Row (11) Excludes Certain
      Shares (See Instructions)

(13)  Percent of Class Represented                         13.0%
      by Amount in Row (11)

(14)  Type of Reporting Person (See                          IN
      Instructions)

              This statement constitutes Amendment No. 20 to the Schedule 13D dated October 7, 1985, as amended (the "Schedule 13D"), relating to the common stock, par value $.10 a share ("Common Stock") of LSB Industries, Inc. (the "Company"). All terms not otherwise defined herein shall have the meanings ascribed in the Schedule 13D.

              This Schedule 13D is reporting matters with respect to the group consisting of Jack E. Golsen, Sylvia H. Golsen, Golsen Petroleum Corpor-ation ("GPC"), Barry H. Golsen, Steven J. Golsen and Linda Golsen Rappaport.

              This Amendment No. 20 to the Schedule 13D is being filed as a result of a change in the facts contained in Amendment 19 to the Schedule 13D, which change may be considered a material change in the facts set forth in Amendment 19 to the Schedule 13D. The change is due to the following:

      (i) Each of Jack E. Golsen, Barry H. Golsen, and Steven J. Golsen, obtaining the right to acquire within 60 days an additional 10,000, 2,000, and 2,000 shares, respectively, of Common Stock under certain Incentive Stock Options of the Company granted to these individuals.

      (ii) On December 30, 1993, Sylvia H. Golsen made a gift to two charitable organizations of 10,063 shares of Common Stock each, and on April 26, 1994, she made a gift of 1,200 shares of Common Stock to an individual who is not a reporting person.

      (iii) The sale of shares of Common Stock at a purchase price of $6.25 per share on September 1, 1994, by each of the following reporting persons in the following amounts:

              Reporting Person              Number of Shares Sold

              GPC                                  20,000
              Sylvia H. Golsen                     92,000
              Barry H. Golsen                      29,000
              Steven J. Golsen                     30,000

              See Item 5(c) as to a description of this transaction.

      (iv) In addition to the above, reference is made to Item 5(c) of this Amendment No. 20 for a discussion as to other transactions in the Company's Common Stock that were effected by certain reporting persons during the past sixty (60) days from the date of this Amendment No. 20.

Item 1.       Security and Issuer.

              This statement relates to Common Stock, par value $.10 a share ("Common Stock"), of LSB Industries, Inc. (the "Company"), a Delaware corporation, whose principal executive office is located at 16 South Pennsylvania, Oklahoma City, Oklahoma 73107.

Item 2.       Identity and Background.

  1.    (a)     Name:  Jack E. Golsen

        (b)     Business Address: 16 South Pennsylvania
                        Oklahoma City, Oklahoma  73107

        (c) The principal occupation or employment of Golsen is Chairman of the Board and President of the Company. The address of the Company is the same as set forth in Item 1 hereof.

        (d) During the last five (5) years Golsen has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) During the last five (5) years Golsen was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining any future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f)     Citizenship:  USA

  2.    (a)     Name:  Sylvia H. Golsen

        (b)     Address: 16 South Pennsylvania
                             Oklahoma City, Oklahoma  73107

        (c) Sylvia H. Golsen is a housewife as her principal occupation.

        (e) During the last five years, Sylvia H. Golsen has not been convicted in any criminal proceeding.

        (f) During the last five years, Sylvia H. Golsen has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Sylvia H. Golsen was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (g)     Citizenship:  USA

  3.    (a)     Name:  Golsen Petroleum Corporation ("GPC")

        (b)     State or other place of organization:  Oklahoma

        (c)     Principal business:   A holding company

        (d)     Address of Principal Business and Principal Office:

                    16 South Pennsylvania
                    Post Office Box 705
                    Oklahoma City, Oklahoma  73101

        (e) During the last five (5) years, GPC has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (f) GPC has not, during the last five (5) years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result, would have subjected GPC to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  4.    (a)     Name:  Barry H. Golsen

        (b)     Business Address:  16 South Pennsylvania
                         Oklahoma City, Oklahoma  73107

        (c) The principal occupation or employment of Barry H. Golsen is President of several subsidiaries of the Company. The address of the subsidiary in which such employment is conducted is the same as noted above.

        (d) During the last five (5) years Barry H. Golsen has not been convicted in a criminal proceeding (except traffic violations or similar misdemeanors).

        (e) During the last five (5) years, Barry H. Golsen was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining any future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f)     Citizenship:  USA.

  5.    (a)     Name:  Steven J. Golsen

        (b)     Business Address: 518 North Indiana
                        Oklahoma City, Oklahoma  73101

        (c) The principal occupation or employment of Steven J. Golsen is Executive Vice President of a subsidiary of the Company. The address of the subsidiary at which such employment is conducted is the same as noted above.

        (d) During the last five (5) years Steven J. Golsen has not been convicted in a criminal proceeding (except traffic violations or similar misdemeanors).

        (e) During the last five (5) years, Steven J. Golsen was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining any future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f)     Citizenship:  USA

  6.    (a)     Linda Golsen Rappaport

        (b)     Address:  1506 Bedford Drive
                       Oklahoma City, Oklahoma  73116

        (c) The principal occupation or employment of Linda Golsen Rappaport is that of housewife.

        (d) During the last five (5) years Linda Golsen rappaport has not been convicted in a criminal proceeding (except traffic violations or similar misdemeanors).

        (e) During the last five (5) years, Linda Golsen Rappaport was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining any future violations of or prohibiting or mandating activ-ities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f)     Citizenship:  USA


Item 3. Source and Amount of Funds or Other Consideration.

        As to Amendment No. 20, Item 3 is not applicable.


Item 4. Purpose of Transaction.

        See discussion under Item 5.(c) of this report.


Item 5. Interest in Securities of the Issuer.

        (a) The following table sets forth the aggregate number and percentage of the class of Common Stock of the Company identified pursuant to Item 1 beneficially owned by each person named in Item 2:

         Person                    Amount                Percent(9)

     Jack E. Golsen          3,178,477(1)(2)(7)            22.5%

     Sylvia H. Golsen        2,777,116(1)(7)(8)            20.1%

     GPC                     1,575,132(3)                  11.4%

     Barry H. Golsen         1,958,118(1)(4)(7)            14.1%

     Steven J. Golsen        1,822,937(1)(5)(7)            13.2%

     Linda Golsen Rappaport  1,803,144(1)(6)(7)            13.0%

  ____________________

  (1) The amount shown includes 1,575,132 shares of Common Stock beneficially owned by GPC, which includes 533,333 shares that GPC has the right to acquire upon the conversion of 16,000 shares of the Company's Series B 12% Cumulative Convertible Preferred Stock ("Series B Preferred Stock") owned of record by GPC, with each share of Series B Preferred Stock being convertible into 33.3333 shares of Common Stock. The relationship between Jack E. Golsen, Sylvia H. Golsen, Barry H. Golsen, Steven J. Golsen, Linda Golsen Rappaport and GPC is described in more detail in paragraph (b) of this Item 5.

  (2) The amount shown includes (a) 4,000 shares of Common Stock upon conversion of a promissory note, (b) 133,333 shares of Common Stock upon the conversion of 4,000 shares of the Series B Preferred Stock owned of record by J. Golsen, (c) 1,201,984 shares of Common Stock owned of record by Sylvia H. Golsen, wife of Jack E. Golsen, (d) 165,000 shares of Common Stock covered by a Non-Qualified Stock Option, and (e) 10,000 shares of Common Stock Jack E. Golsen may acquire upon exercise of incentive stock options of the Company.

  (3) The amount shown includes 533,333 shares of Common Stock that GPC has a right to acquire upon the conversion of 16,000 shares of Series B Preferred Stock of the Company owned of record by GPC.

  (4) The amount shown does not include (a) 533 shares of Common Stock that Barry Golsen's wife owns, in which Barry Golsen disclaims beneficial ownership, and (b) 62,840 shares of Common Stock owned of record by the Barry H. Golsen 1992 Trust, of which Barry H. Golsen is the primary beneficiary, but of which Barry H. Golsen has no voting or dispositive control. Such amount does include (x) 24,954 shares of Common Stock owned of record by each of the Amy G. Rappaport Trust No. J-1 and Joshua
        B. Golsen Trust No. J-1, of which Barry H. Golsen is a Co-Trustee, (y) 23,888 shares of Common Stock owned of record by each of the Adam Z. Golsen Trust No. J-1, Stacy L. Rappaport Trust No. J-1, Lori R. Rappaport Trust No. J-1 and Michelle L. Golsen Trust No. J-1, of which Barry H. Golsen is a Co-Trustee, and (z) 2,000 shares of Common Stock which Barry H. Golsen may acquire upon exercise of incentive stock options of the Company.

  (5) The amount shown does not include 62,840 shares of Common Stock owned of record by the Steven J. Golsen 1992 Trust, of which Steven J. Golsen is the primary beneficiary, but of which Steven J. Golsen has no voting or dispositive control. Such amount includes (a) 24,954 shares of Common Stock owned of record by the Amy G. Rappaport Trust No. J-1, of which Steven
        J. Golsen is a Co-Trustee, (b) 24,954 shares of Common Stock owned of record by the Joshua B. Golsen Trust No. J-1, of which Steven J. Golsen is a Co-Trustee, and (c) 2,000 shares of Common Stock which Steven J. Golsen may acquire upon exercise of incentive stock options of the Company.

  (6) The amount shown does not include 112,360 shares of Common Stock that Mrs. Rappaport's husband owns and 2,000 shares which Mr. Rappaport may acquire upon exercise of incentive stock options of the Company, all of which Mrs. Rappaport disclaims beneficial ownership. The amount shown does not include 62,840 shares of Common Stock owned of record by the Linda F. Rappaport 1992 Trust, of which Linda F. Rappaport is the primary beneficiary, but of which Linda F. Rappaport has no voting or dispositive control. Such amount does include (a) 24,954 shares of Common Stock owned of record by each of the Amy G. Rappaport Trust No. J-1 and Joshua B. Golsen Trust No. J-1 of which Linda F. Rappaport is a Co-Trustee, (b) 23,888 shares of Common Stock owned of record by each of the Adam Z. Golsen Trust No. J-1, Stacy L. Rappaport Trust No. J-1, Lori R. Rappaport Trust No. J-1 and Michelle L. Golsen Trust No. J-1 of which Linda F. Rappaport is a Co-Trustee.

  (7) Jack E. Golsen and Sylvia H. Golsen each disclaims beneficial ownership of (a) the shares of Common Stock owned of record by Barry H. Golsen, the shares of Common Stock that Barry H. Golsen has the right to acquire under the Company's incentive stock options, and the shares of Common Stock considered beneficially owned by Barry H. Golsen as a result of his position as trustee of certain trusts, (b) the shares of Common Stock owned of record by Steven J. Golsen, the shares of Common Stock that Steven J. Golsen has the right to acquire under the Company's incentive stock options, and the shares of Common Stock considered beneficially owned by Steven J. Golsen as a result of his position as trustee of certain trusts, and (c) the shares of Common Stock owned of record by Linda Golsen Rappaport, and the shares of Common Stock considered beneficially owned by Linda Golsen Rappaport as a result of her position as a trustee of certain trusts. Barry H. Golsen, Steven J. Golsen and Linda Golsen Rappaport disclaim beneficial ownership of the shares of Common Stock of the Company beneficially owned by Jack E. Golsen and Sylvia H. Golsen, except for shares beneficially owned by GPC.

  (8) The amount shown does not include, and Sylvia H. Golsen disclaims beneficial ownership of (a) the 89,028 shares of Common Stock owned of record by Jack E. Golsen, (b) the 4,000 shares of Common Stock that Jack E. Golsen has the right to acquire upon the conversion of a promissory note, (c) the 165,000 shares of Common Stock that Jack E. Golsen may acquire upon exercise of a Nonqualified Stock Option, (d) the 133,333 shares of Common Stock which Jack E. Golsen has the right to acquire upon conversion of the 4,000 shares of Series B Preferred Stock owned of record by him, and (e) the 10,000 shares of Common Stock that Jack E. Golsen may acquire upon exercise of incentive stock options of the Company.

  (9) Shares of Common Stock of the Company not outstanding, but which may be acquired by a reporting person during the next sixty (60) days under options, warrants, rights or conversion privileges, are considered to be outstanding only for the purpose of computing the percentage of the class for such reporting person, but are not deemed to be outstanding for the purpose of computing the percentage of the class by any other person.

        (b) The following table sets forth, for each person and entity identified under paragraph (a), the number of shares of Common Stock as to which the person and entity has (1) the sole power to vote or direct the voting, (2) shared power to vote or direct the voting, (3) the sole power to dispose or to direct the disposition, or (4) shared power to dispose or to direct the disposition:

                                Sole Voting and         Shared Voting
                                   Power of              and Power of
  Person or Entity               Disposition             Disposition

  Jack E. Golsen                 401,361(1)(5)          2,777,116(2)(3)

  Sylvia H. Golsen                  None                2,777,116(2)(11)

  GPC                               None                1,575,132(4)

  Barry H. Golsen                237,526(5)(6)          1,720,592(2)(7)

  Steven J. Golsen               197,897(5)(8)          1,625,040(2)(9)

  Linda Golsen Rappaport          82,552(5)             1,720,592(2)(10)

  ____________________

  (1) The amount shown includes (a) 4,000 shares of Common Stock that Jack E. Golsen has the right to acquire upon conversion of a promissory note, (b) 133,333 shares of Common Stock that J. Golsen has the right to acquire upon the conversion of 4,000 shares of the Series B Preferred Stock owned of record by him,
        (c) 165,000 shares of Common Stock that J. Golsen has the right to acquire under a Non-Qualified Stock Option, and (d) 10,000 shares of Common Stock which Jack E. golsen may acquire upon exercise of incentive stock options.

  (2)   See footnote (1) of (a) of this Item 5.

  (3) The amount shown includes 1,201,984 shares of Common Stock owned of record by Sylvia H. Golsen, the wife of Jack E.
        Golsen.

  (4)   See footnote (3) of (a) of this Item 5.

  (5)   See Footnote (7) under paragraph (a) of this Item 5.

  (6) The amount shown includes 2,000 shares of Common Stock which Barry Golsen may acquire upon exercise of incentive stock options of the Company.

  (7) The amount shown does not include 62,840 shares of Common Stock owned of record by the Barry H. Golsen 1992 Trust, of which Barry H. Golsen has no voting or dispositive power and 533 shares of Common Stock that Barry Golsen's wife owns in which Barry Golsen disclaims beneficial ownership. Heidi Brown Shear is the Trustee of the trust. Such amount does include (a) 24,954 shares of Common Stock owned of record by each of the Amy G. Rappaport Trust No. J-1 and Joshua B. Golsen Trust No. J-1, of which Barry H. Golsen is a Co-Trustee, and (b) 23,888 shares of Common Stock owned of record by each of the Adam Z. Golsen Trust No. J-1, Stacy L. Rappaport Trust No. J-1, Lori R. Rappaport Trust No. J-1 and Michelle L. Golsen Trust No. J-1, of which Barry H. Golsen is a Co-Trustee.

  (8) The amount shown includes 2,000 shares which Steven J. Golsen may acquire upon exercise of incentive stock options of the Company.

  (9) The amount shown does not include 62,840 shares of Common Stock owned of record by the Steven J. Golsen 1992 Trust, of which Steven J. Golsen has no voting or dispositive power. Heidi Brown Shear is the Trustee of the trust. Such amount includes
        (a) 24,954 shares of Common Stock owned of record by the Amy G. Rappaport Trust No. J-1, of which Steven J. Golsen is a Co-Trustee, and (b) 24,954 shares of Common Stock owned of record by the Joshua B. Golsen Trust No. J-1, of which Steven
        J. Golsen is a Co-Trustee.

  (10)  See footnote (6) under paragraph (a) of this Item 5.

  (11)  See footnotes (7) and (8) under paragraph (a) of this Item 5.

        GPC is wholly owned by Jack E. Golsen, Sylvia H. Golsen (wife of Jack E. Golsen), Barry H. Golsen, Steven J. Golsen and Linda Golsen Rappaport, with each owning 20% of the outstanding stock of GPC. Barry
  H. Golsen, Steven J. Golsen and Linda Golsen Rappaport are the children of Jack E. Golsen and Sylvia H. Golsen. The directors and executive officers of GPC are Jack E. Golsen, Sylvia H. Golsen, Barry H. Golsen, Steven J. Golsen and Linda Golsen Rappaport.

        (c) During the past sixty (60) days from the date of this Amendment, the following transactions were effected in the Common Stock by a reporting person named in response to Paragraph (a) of this Item 5:

     On September 1, 1994, the following reporting persons sold the following number of shares of Common Stock of the Company: (1) GPC - 20,000 shares, (2) Sylvia H. Golsen - 92,000 shars, (3) Barry H. Golsen - 29,000 shares, and (4) Steven J. Golsen - 30,000 shares. Each of the sales were pursuant to open market transactions at a purchase price per share of $6.25. The proceeds of the sales were used by such reporting persons to satisfy certain promissory notes, each dated April 15, 1993, issued by Jack E. Golsen in the principal amount of $290,000, Steven J. Golsen in the principal amount of $270,000, and Barry H. Golsen in the principal amount of $270,000 to the Company (the "Notes"). The Notes were issued pursuant to loans made by the Company to Jack E. Golsen, Steven J. Golsen and Barry H. Golsen for the purpose of assisting such individuals in the payment of federal alternative minimum tax owed by such individuals as a result of the exercise of certain incentive stock options granted by the Company. The sales described above were made at this time pursuant to representations by the above listed reporting persons that each Note would be paid in full upon the expiration of the one year holding period for federal capital gains tax treatment with respect to the Common Stock acquired upon the exercise of such incentive stock options.


        See Item 6, below.

        (d)     See Item 6, below.

        (e)     Not applicable.


Item 6. Contracts, Agreements, Underwritings or Relationships With Respect to Securities of the Issuer.

        Item 6 of the Schedule 13D is deleted in its entirety, and the following is substituted in lieu thereof:

        Under the Client's Agreement with Paine Webber, Inc. ("Paine"), who has acted as clearing agent for Ladenburg, Thalmann & Co., Inc., Jack E. Golsen has granted Paine a security interest in 5,333 shares of Common Stock of the Company), which were acquired utilizing a margin account. Under such agreement, Paine may lend either to itself or to others any securities held by it in Jack E. Golsen's margin account and to carry all such securities in its general loans and that such securities may be pledged, repledged, hypothecated, or rehypothecated for any amounts due to Paine.

        Except for (i) options issued to the reporting persons who are officers, directors, or employees of the Company, or subsidiaries of the Company pursuant to the Company's stock option plans, the convertible note between the Company and Jack E. Golsen pursuant to which Jack E. Golsen is entitled to acquire 4,000 shares of Common Stock of the Company upon conversion of the note, (iii) the Series B 12% Cumulative Convertible Preferred Stock pursuant to which Jack E. Golsen and GPC may acquire Common Stock of the Company upon conversion of such preferred stock, (iv) as reported below, and (v) as otherwise disclosed in the
  Schedule 13D and the exhibits disclosed therein, there are no contracts, arrangements, understandings, or relationships between the reporting persons and any other person with respect to the securities of the Company.

        As previously reported and in this Amendment No. 20 to the
  Schedule 13D, shares of Common Stock are held in the following six (6) trusts in which Barry H. Golsen, Steven J. Golsen and/or Linda Golsen Rappaport (or any two of them) are trustees: Amy G. Rappaport Trust No. J-1, Joshua B. Golsen Trust No. J-1, Adam Z. Golsen Trust No. J-1, Stacy
  L. Rappaport Trust No. J-1, Lori R. Rappaport Trust No. J-1 and Michelle
  L. Golsen Trust No. J-1. See Item 5(b) of this Amendment for a descrip-tion of the relationship between the shareholders and officers of GPC, which owns of record or beneficially 1,589,532 shares of Common Stock.

        Under the Customer's Agreement with Janney Montgomery Scott
  Inc. ("JMS"), Sylvia H. Golsen has granted JMS a security interest in 220,000 shares of Common Stock. Under the Customer's Agreement, JMS may lend and repledge all such securities, from time to time, and in the event the margin account may not meet JMS' requirements and Sylvia H. Golsen does not otherwise satisfy such requirements, JMS may close out the margin account by selling such shares.

        On August 23, 1994, City Bank and Trust, Oklahoma City, Oklahoma, released its security interest on 4,000 shares of Class B Preferred pledged by Jack E. Golsen. On that same date, Jack E. Golsen pledged 4,000 shares of Series B Preferred which is convertible into 133,333 shares of Common Stock, to Citybank to secure repayment of a certain loan made to Jack E.
  Golsen on such date. In addition to standard default and similar provisions contained in the Commercial Pledge Agreement, Citybank retains the right to collect income paid in connection with the collateral (including dividends) prior to a default.


Item 7. Materials to be Filed as Exhibits.

1. Client's Agreement between Jack E. Golsen and Paine Webber, Inc., is filed as Exhibit 1 to Amendment No. 5 to the Schedule 13D and is incorporated herein by reference.

2. Powers of Attorney executed by Barry H. Golsen, Steven J. Golsen, and Linda Golsen Rappaport are filed as Exhibit 6 to Amendment No. 3 to the
        Schedule 13D and are incorporated herein by reference.

3. Agreement of the reporting persons as to joint filing of this Schedule 13D, is filed as Exhibit 7 to Amendment No. 3 to the Schedule No. 13D and is incorporated herein by reference.

4.      Convertible Note between the Company and Jack E. Golsen filed as Exhibit
        (a) to the original Schedule 13D and is incorporated herein by reference.

5. Issuer's Proxy Statement dated July 14, 1986 setting forth the terms of the Company's Series B 12% Cumulative Convertible Preferred Stock is filed as Exhibit 1 to Amendment No. 1 to the Schedule 13D and is incorporated herein by reference.

6. Non-Non-Qualified Stock Option Agreement, dated June 1, 1989, between the Company and Jack E. Golsen, is filed as Exhibit 12 to Amendment No. 8 to the Schedule 13D and is incorporated herein by reference.

7. Stacy L. Rappaport Trust No. J-1, is filed as Exhibit 14 to Amendment No. 13 to the Schedule 13D and is incorporated herein by reference. The Joshua B. Golsen Trust No. J-1, Adam Z. Golsen Trust No. J-1, Amy G. Rappaport Trust No. J-1, Lori R. Rappaport Trust No. J-1 and Michelle L. Golsen Trust No. J-1 are substantially similar to the Stacy L. Rappaport Trust No. J-1, except for the names of the trustees, and copies of which will be supplied to the Commission upon request.

8. Barry H. Golsen 1992 Trust is filed as Exhibit 15 to Amendment No. 16 to the Schedule 13D and is incorporated herein by reference. The Steven J. Golsen 1992 Trust and Linda F. Rappaport 1992 Trust are substantially similar to the Barry H. Golsen 1992 Trust, copies of which will be supplied to the Commission upon request.

9. Agreement of Sylvia H. Golsen as to joint filing of this Schedule 13D is filed as Exhibit 15 to Amendment No. 18 and is incorporated herein by reference.

10. Customer's Agreement between Sylvia H. Golsen and Janney Montgomery Scott Inc., dated August 13, 1993, is filed as Exhibit 12 to Amendment No. 19 and is incorporated herein by reference.

11. Commercial Pledge Agreement, dated August 23, 1994, between Citybank & Trust and Jack E. Golsen.


                                 SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  September ____, 1994.


                                /s/ Jack E. Golsen
                                Jack E. Golsen


                                GOLSEN PETROLEUM CORPORATION


                                By /s/ Jack E. Golsen
                                  Jack E. Golsen, President


                                /s/ Barry H. Golsen           *
                                Barry H. Golsen


                                /s/ Steven J. Golsen          *
                                Steven J. Golsen


                                /s/ Linda Golsen Rappaport    *
                                Linda Golsen Rappaport


                                *Executed by Jack E. Golsen pursuant to
                                Power of Attorney


                                /s/ Jack E. Golsen
                                Jack E. Golsen



                                /s/ Sylvia H. Golsen
                                Sylvia H. Golsen


MHB\K-M\LSB\13DAMD20.GOL